

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Albert G. McGrath
General Counsel
Fogo de Chão, Inc.
14881 Quorum Drive Suite 750
Dallas, TX 75254

> **Re: Fogo de Chão, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 8, 2015**
> **File No. 333-203527**

Dear Mr. McGrath:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 9

1. You disclose in the second bullet on page 11 and various other places in the filing that the historical financial statements and other historical financial information in the filing do not give effect to the stock split to be effective upon the closing of the offering. Please explain to us why you have not done so pursuant to ASC 260-10-55-12 and 505-20.

Use of Proceeds, page 43

2. Please state here the amount of indebtedness that will be repaid and indicate how much will come from borrowings under the new credit facility. Refer to Instruction 3 to Item 504 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Statements, page 51

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 55
Note 2: Pro Forma Adjustment, page 55

Unaudited Pro Forma Consolidated Balance Sheet Adjustments, page 55

3. Please reconcile the net proceeds from the offering of $67.884 million in note (A) to the $66.9 million net proceeds from the offering disclosed in "Use of Proceeds," and revise as appropriate.

Unaudited Pro Forma Consolidated Statement of Operations Adjustments, page 56

4. In note (B), please reconcile the $1.707 million of deferred offering costs reclassified to stockholders' equity to the $2.8 million of estimated offering expenses disclosed on page II-1 and revise as appropriate.

5. Please explain to us why the total pro forma income tax expense presented in the "Pro Forma" column for each period is not equal to the effective income tax rate of 38.94% indicated in notes (I) and (M) to the pro forma statements, for it appears this is the overall effective income tax rate you expect.

6. In regard to notes (J) and (N), you disclose on page 37 that 2,177,222 stock options outstanding as of May 1, 2015 have performance-based vesting conditions and do not vest until the completion of a liquidity event occurs, with such event including an initial public offering. In various places in the filing you disclose that historical diluted per share amounts do not include the effect of these stock options. Please explain to us whether the effect of these options have been reflected in pro forma diluted per share amounts.

7. It appears that the $5.7 million to be recorded for the equity-based compensation charge due to the vesting of stock options upon consummation of the offering as disclosed on page 37 is a material one time charge not reflected in the pro forma statement of operations that should be disclosed in the section for such items on page 57. Please advise and revise as appropriate.

8. Please reconcile for us the $5.7 million charge for the vesting of stock options upon the consummation of the offering noted above to the unrecognized compensation expense of $7.236 million as of March 29, 2015 associated with stock options that have performance based vesting conditions related to a Liquidity Event as disclosed on page F-13. In connection with this, if any difference is due to expense that is expected to have a continuing impact on results, please advise and revise pro forma adjustments as appropriate.

9. You disclose in several places that you expect to grant 138,000 stock options to employees upon the closing of the offering at an exercise price per share equal to the initial public offering price. Please advise whether you expect a continuing material impact to your results associated with this and revise the pro forma information as appropriate.

Description of Capital Stock, page 123

10. Please include disclosure regarding the Exclusive Forum provision found in your Amended and Restated Bylaws. Please tell us what consideration you have given to including risk factor disclosure about the potential impact of this Exclusive Forum provision.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3611 with any other questions.

                    Sincerely,

                    /s/ A.N. Parker

                    Anne Nguyen Parker
                    Assistant Director